Exhibit 99.(a)(1) (p)

NOTICE OF CERTAIN AMENDMENTS TO THE OFFER TO EXCHANGE

We are providing this notice in connection with Sypris’ Offer to Exchange Certain Unexercised, Vested Options for New Vested Shares of Common Stock or New Vested Options to Purchase Common Stock (the “Offer to Exchange”) as provided on March 31, 2008. We have made certain amendments to the Offer to Exchange as follows:

1.  The expiration date of the offer has been changed from May 1, 2008 to May 12, 2008.  Accordingly, the definitions of “expiration date” and “offer period” have been amended to read as follows:

“expiration date” refers to the date that this offer expires. We expect that the expiration date will be May 12, 2008 at 5:00 p.m., Eastern Time. We may extend the expiration date at our sole discretion; any extension will be made by written notice. If we extend the offer, the term “expiration date” will refer to the time and date at which the extended offer expires.

“offer period” refers to the period from the first business day of this offer to the expiration date.  We expect that this period will begin on March 31, 2008 and expire on May 12, 2008.

To participate in the offer, you must complete and sign the personalized election form you receive from us and deliver it in accordance with the instructions set forth in the Offer to Exchange before 5:00 p.m. Eastern Time on May 12, 2008.  Each reference to “May 1, 2008” in the Offer to Exchange and the Standard Terms of Awards is amended to read  “May 12, 2008.”

2.  Notice of extension of the offer.  Any extension of the Offer to Exchange will be sent by email notice or other written notice to all eligible optionees disclosing the extension no later than 9:00 a.m., Eastern Time, on the business day following the previously scheduled expiration date. We will file a copy of such notice with the SEC.

3.  Section 14 of the Offer to Exchange is amended to delete the following language:

“CIRCULAR 230 DISCLAIMER. THE FOLLOWING DISCLAIMER IS PROVIDED IN ACCORDANCE WITH THE INTERNAL REVENUE SERVICE’S CIRCULAR 230 (21 C.F.R. PART 10). THIS ADVICE IS NOT INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED BY YOU FOR THE PURPOSE OF AVOIDING ANY PENALTIES THAT MAY BE IMPOSED ON YOU. THIS ADVICE WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF PARTICIPATION IN THE COMPANY’S EQUITY INCENTIVE PLAN. YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.”

Section 14 now reads in its entirety as follows:

The following is a general summary of the material U.S. federal income tax consequences of the exchange of options pursuant to the offer. This discussion is based on the U.S. Internal Revenue Code, its legislative history, treasury regulations thereunder and administrative and judicial interpretations as of the date of this offer, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders. We strongly recommend that you consult with your own advisors to discuss the consequences to you of this transaction.

We recommend that you consult your own tax advisor with respect to the federal, state and local tax consequences of participating in the offer, as the tax consequences to you are dependent on your individual tax situation.

Option holders who exchange unexercised options for New Options should not be required to recognize income for U.S. federal income tax purposes at the time the exchanged options are surrendered. We believe that the exchange will be treated as a non-taxable exchange.

New Shares of Common Stock.

If you participate in this offer and elect to receive New Shares, you generally will recognize ordinary income equal to the fair market value of the shares as of the cancellation date. When shares are delivered to you, you must make adequate provision for any sums required to satisfy applicable federal, state, local and foreign tax withholding obligations. We may withhold these sums from any amounts otherwise payable to you, through payroll withholding, by withholding proceeds received upon sale of the underlying common stock through a sell-to-cover arrangement, or otherwise. We may also authorize the withholding of shares in such amounts as we determine are necessary to satisfy our tax withholding obligations. Unless the foregoing tax withholding obligations are satisfied, we have no obligation to deliver any shares to you.

Non-qualified Stock Options.

All New Options are non-qualified stock options for purposes of the Internal Revenue Code, regardless of whether the exchanged options are incentive stock options or non-qualified stock options.

Under current law, an option holder will not realize taxable income upon the grant of a non-qualified stock option. However, when an option holder exercises the option, the difference between the exercise price of the option and the fair market value of the shares covered by the option on the date of exercise will be compensation income taxable to the option holder.

Sypris generally will be entitled to a tax deduction equal to the amount of compensation income taxable to the U.S. option holder if we comply with eligible reporting requirements.

It is intended that any options granted under this offer will meet the safe harbor provisions of the regulations under IRC Section 409A so as to avoid any adverse tax consequences under such provisions.  Eligible optionees are urged to consult their tax advisors concerning the application of IRC Section 409A in these circumstances.

We recommend that you consult your own tax advisor with respect to the federal, state and local tax consequences of participating in the offer.